SIERRA PACIFIC POWER COMPANY

6100 Neil Road

Reno, Nevada 89511

VIA EDGAR

March 27, 2025

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Sierra Pacific Power Company Registration Statement on Form S-3 (File No. 333-285816)

Ladies and Gentlemen:

This letter is sent on behalf of Sierra Pacific Power Company (the “Company”) in connection with the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby respectfully requests that the effective time of the Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on April 1, 2025, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by telephone call to Alexander Young at (312) 258-5737 of ArentFox Schiff LLP.

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Very truly yours,

SIERRA PACIFIC POWER COMPANY

/s/ Michael Behrens
Michael Behrens
Vice President and Chief Financial Officer

cc:	Alexander B. Young, ArentFox Schiff LLP

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